Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For January 22, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

The release, publication or distribution of this announcement, in whole or in part, in, into or from any jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.
NEWS RELEASE
Recommended cash offer for Gallaher Group Plc by JTI (UK)
Management Ltd (a wholly-owned subsidiary of Japan Tobacco Inc)
Receipt of Court Clearance and Posting of Scheme Document
The board of directors of Gallaher announces that on 18 January 2007 the High Court made an order, in connection with the Scheme, that Gallaher may convene the Court Meeting of Scheme Shareholders pursuant to section 425 of the Companies Act to consider, and if thought fit, approve the Scheme. The Court Meeting will be held at 10:00am on 9 March 2007 and the EGM of Gallaher Shareholders has been convened for 10:15am on the same day (or as soon thereafter as the Court Meeting shall have concluded or been adjourned).
The circular containing, amongst other things, the terms and conditions of the Scheme, certain information about Gallaher, JT and JTI (UK), the notices convening the Court Meeting and the EGM and an explanatory statement in compliance with section 426 of the Companies Act (the “Scheme Document”) was today posted to the holders of Gallaher Shares, the holders of Gallaher ADSs and, for information only, to holders of options or awards under the Gallaher Share Schemes. The implementation of the Scheme and the Offer are subject to the satisfaction (or, other than in respect of certain Conditions, waiver) of the Conditions set out in the Scheme Document.
As described in the Scheme Document, the Scheme will require the approval of the Scheme Shareholders at the Court Meeting. The approval required at the Court Meeting is a majority in number of the Scheme Shareholders present and voting either in person or by proxy representing 75% in value of the Scheme Shares held by those Scheme Shareholders. The Scheme will also require the passing of a special resolution by Gallaher Shareholders at the EGM. The Scheme will become effective upon the delivery to the Registrar of Companies of an office copy of the Court Order sanctioning the Scheme and the registration by him of that office copy.

The expected timetable of principal events is:

Event	Time and/or date

Publication of Gallaher’s preliminary results for the year ended 31 December 2006	2 March 2007

Latest time for lodging Forms of Proxy for:

- Court Meeting (blue form)	10:00am on Wednesday 7 March 2007(1)(2)

- EGM (white form)	10:15am on Wednesday 7 March 2007(1)

Voting Record Time	6:00pm on Wednesday 7 March 2007

Court Meeting	10:00am on Friday 9 March 2007

EGM	10:15am on Friday 9 March 2007(3)

The following dates are indicative only and are subject to change

Hearing and Order Date	Tuesday 17 April 2007

Last day of dealings in, and for registration of transfers of, Gallaher Shares	Tuesday 17 April 2007

Dealings in Gallaher Shares suspended	5:00pm on Tuesday 17 April 2007

Scheme Record Time	6:00pm on Tuesday 17 April 2007

Filing of the Court Order sanctioning the Scheme	Wednesday 18 April 2007

Effective Date of the Scheme	Wednesday 18 April 2007

Cancellation of listing of Gallaher Shares	8:00am on Wednesday 18 April 2007

Latest date for dispatch of cheques or settlement through CREST in respect of cash consideration due under the Scheme(4)	Within 14 days after the Effective Date
Notes:

1.	Please see “Action to be taken” on page 7 of the Scheme Document.

2.	Alternatively, blue Forms of Proxy (but NOT white Forms of Proxy) may be handed to the Chairman of the Court Meeting or the Registrars before the start of the Court Meeting on Friday 9 March 2007 and will still be valid.

3.	To commence at 10:15am or, if later, immediately after the conclusion or adjournment of the Court Meeting.

4.	The Depositary will convert the consideration to which Gallaher ADS Holders are entitled into US dollars. Gallaher ADS Holders will receive the consideration to which they are entitled under the Offer from the Depositary in accordance with the terms of the Deposit Agreement upon surrender of their Gallaher ADSs.
Unless otherwise stated, all references in this announcement to times are to London time.

UK Listing Authority Viewing Facility
Two copies of the Scheme Document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000
Capitalised terms used but not defined in this announcement have the same meanings as set out in the Scheme Document dated 19 January 2007.
Enquiries:
Gallaher Group Plc
Claire Jenkins — director, investor relations and group planning
Telephone: +44 (0)1932 372 000
Cardew Group (PR adviser to Gallaher)
Anthony Cardew, Tim Robertson or David Roach
Telephone: +44 (0)20 7930 0777
19 January 2007
This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. The Offer is made solely by means of the Scheme Document and the accompanying scheme documentation, which contain the full terms and conditions of the Offer.
Dresdner Kleinwort, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the proposed transaction and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Dresdner Kleinwort, or for affording advice in relation to the contents of this announcement or any matters referred to herein.
Greenhill, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the proposed transaction and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Greenhill, or for affording advice in relation to the contents of this announcement or any matters referred to herein.
Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Gallaher in connection with the Offer and is not acting for any other person in relation to the Offer and will not be responsible to anyone other than Gallaher for providing the protections afforded to clients of Goldman Sachs International, nor for providing advice in relation to the Offer or any other matters referred to in this announcement.
Merrill Lynch is acting exclusively for JT and JTI (UK) in connection with the Offer and no-one else and will not be responsible to anyone other than JT and JTI (UK) for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any matters referred to in this document.

Forward-Looking Statements
This announcement includes “forward-looking statements” under United States securities laws. These statements are based on the current expectations of the management of Gallaher and JT (as applicable) and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected timing and scope of the Acquisition. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “estimates” and words of similar import. Although Gallaher and JT believe that the expectations reflected in such forward-looking statements are reasonable, Gallaher and JT can give no assurance that such expectations will prove to have been correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer and legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and use of tobacco products, governmental investigations and privately imposed smoking restrictions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Neither Gallaher nor JT undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: January 22, 2007	Title:	Programme Manager, Investor Relations